SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                      ANNUAL REPORT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



For  the  fiscal  year  ended  December  31,  1997

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  401(k)  Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               15501  NORTH  DIAL  BOULEVARD
               SCOTTSDALE,  ARIZONA  85260-1619


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         THE  DIAL  CORPORATION
                         401(k)  PLAN

                         By    \s\  Susan  J.  Riley
                               Susan  J.  Riley
                               Senior  Vice  President  Chief  Financial Officer

DATE:      June  24,  1998

                        THE DIAL CORPORATION 401(k) PLAN



           Financial Statements for the Years Ended December 31, 1997 and 1996, Supplemental Schedules for the Year Ended December 31, 1997, and Independent Auditors' Report

THE  DIAL  CORPORATION
401(K)  PLAN

TABLE  OF  CONTENTS
-------------------


                                                                Page

INDEPENDENT  AUDITORS'  REPORT                                    1


FINANCIAL  STATEMENTS  AS  OF  DECEMBER  31,  1997  AND  1996
  AND  FOR  THE  THREE  YEARS  ENDED  DECEMBER  31,  1997:

     Net  Assets  Available  for  Benefits                       2

     Changes  in  Net  Assets  Available  for  Benefits          3

     Notes  to  Financial  Statements                            4-10


SUPPLEMENTAL  SCHEDULES  AS  OF
  DECEMBER  31,  1997  AND  FOR  THE  YEAR  THEN  ENDED:

     Assets  Held  for  Investment  Purposes                     11

     Reportable  Transactions                                    12


EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT                  13








INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and
Plan  Participants  of
The  Dial  Corporation  401(k)  Plan
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan, as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1997 on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\  Deloitte  &  Touch  LLP
Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  5,  1998



THE  DIAL  CORPORATION
401(K)  PLAN

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1997  AND  1996
------------------------------


ASSETS . . . . . . . . . . . . . . . . . . .   1997      1996

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor II Fund. . . . . . . .  $389,733  $418,922
     T. Rowe Price Stable Value Fund . . . .    52,375   240,831
     Vanguard GMA Fund . . . . . . . . . . .    23,958    64,838
  Common stock:
     The Dial Corporation Common Stock Fund.   106,487    94,389
     FINOVA Group Inc. Common Stock Fund . .     8,828     8,414
     Viad Corp Common Stock Fund . . . . . .    92,911    99,469
                                              --------  --------

             Total investments at fair value   674,292   926,863

CONTRIBUTIONS RECEIVABLE . . . . . . . . . .         -     1,244
                                              --------  --------

NET ASSETS AVAILABLE FOR BENEFITS. . . . . .  $674,292  $928,107
                                              ========  ========


See  notes  to  financial  statements.



















THE  DIAL  CORPORATION
401(K)  PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEARS  ENDED  DECEMBER  31,  1997,  1996  AND  1995
---------------------------------------------------



                                            1997        1996       1995

ADDITIONS:
 Contributions:
    Employee pre-tax. . . . . . . . . . .   $  19,942   $ 83,663   $  279,532
    Employee after-tax. . . . . . . . . .         116      7,248       16,831
                                            ----------  ---------  -----------

         Total contributions. . . . . . .      20,058     90,911      296,363
                                            ----------  ---------  -----------

  Investment income:
    Dividends . . . . . . . . . . . . . .      43,993     41,411       47,547
    Interest. . . . . . . . . . . . . . .      13,334     14,821       23,066
    Net appreciation in fair value of
         investments                          149,853     58,675      143,621
                                            ----------  ---------  -----------

        Total investment income . . . . .     207,180    114,907      214,234
                                            ----------  ---------  -----------

        Total additions . . . . . . . . .     227,238    205,818      510,597
                                            ----------  ---------  -----------

DEDUCTIONS:
   Benefits paid to participants. . . . .     108,437    256,936      163,222
   Transfer of assets . . . . . . . . . .     372,616      7,669    1,151,904
                                            ----------  ---------  -----------

        Total deductions. . . . . . . . .     481,053    264,605    1,315,126
                                            ----------  ---------  -----------

NET DECREASE. . . . . . . . . . . . . . .    (253,815)   (58,787)    (804,529)

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR. . . . . . . . . . . .     928,107    986,894    1,791,423
                                            ----------  ---------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR. . . . . . . . . . . . . . .   $ 674,292   $928,107   $  986,894
                                            ==========  =========  ===========


See  notes  to  financial  statements.





THE  DIAL  CORPORATION
401(K)  PLAN

NOTES  TO  FINANCIAL  STATEMENTS
YEARS  ENDED  DECEMBER  31,  1997  AND  1996
--------------------------------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of The Dial Corporation 401(k) Plan (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, commonly known as the Taxsaver Investment Plan ("TIP"), was established January 5, 1987. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

     2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 4.77% to 8.41% for 1997 and 4.75% to 8.41% for 1996, allowing for a blended rate of return for the fund of 6.64% and 6.41%, for 1997 and 1996, respectively.

3) VANGUARD GMA FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

4) THE DIAL CORP COMMON STOCK FUND - This fund invested in the common stock of The Dial Corp, and any dividends paid on the stock were reinvested in the fund. On August 15, 1996, The Dial Corporation ("Dial") was spun off from Viad Corp ("Viad") formerly The Dial Corp. Effective August 15, 1996, participants in this fund received an equal number of shares or partial shares of The Dial Corporation Common Stock and Viad Corp Common Stock for every share or partial share of The Dial Corp stock they held in their accounts. As of August 15, 1996, this fund was closed and all assets were transferred to the Dial and Viad Common Stock Funds.

     5 ) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial and, any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

6) FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

     7) VIAD CORP COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Each employee may also elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Transfer of Assets - On November 28, 1997, in connection with the sale of the London, Ohio facility to a third party, the respective assets within the Plan were transferred. Those assets amounted to $372,616 and were valued at market value at the time of the transfer.

d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e. Hardship Withdrawals - Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits, may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties.

f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h. Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1997, 1996, and 1995, Plan expenses were paid directly by the Company.

i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.          Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.







3.          NET  ASSETS  BY  FUND

The  following  tables present the net assets of the Plan by fund as of December
31,  1996  and  1995:

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1997




                                                T. ROWE                   THE DIAL     FINOVA      VIAD
                                                PRICE                    CORPORATION   GROUP INC.   CORP
                                     VANGUARD   STABLE       VANGUARD     COMMON       COMMON     COMMON
                                     WINDSOR    VALUE        GMA          STOCK        STOCK      STOCK
                                     II FUND    FUND         FUND         FUND         FUND        FUND      TOTAL

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund. . . .  $ 389,733                                                               $389,733
    T. Rowe Price Stable Value Fund             $ 52,375                                                       52,375
    Vanguard GMA Fund . . . . . . .                          $ 23,958                                          23,958
  Common stock:
    The Dial Corporation. . . . . .                                      $106,487                             106,487
    FINOVA Group Inc. . . . . . . .                                                    $ 8,828                  8,828
    Viad Corp . . . . . . . . . . .                                                               $92,911      92,911
                                     ---------  --------     --------    --------      -------    -------    --------
NET ASSETS AVAILABLE
  FOR BENEFITS. . . . . . . . . . .  $ 389,733  $ 52,375     $ 23,958    $106,487      $ 8,828    $92,911    $674,292
                                     =========  ========     ========    ========      =======    =======    ========


STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996




                                                T. ROWE                  THE DIAL      FINOVA   VIAD
                                                PRICE                    CORPORATION GROUP INC. CORP
                                     VANGUARD   STABLE        VANGUARD     COMMON     COMMON    COMMON
                                     WINDSOR    VALUE         GMA          STOCK      STOCK     STOCK
                                     II FUND    FUND          FUND         FUND       FUND      FUND     TOTAL
                                     ---------  ------------  --------   ----------  -------    -------  --------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund. . . .  $ 418,922                                                           $418,922
    T. Rowe Price Stable Value Fund             $ 240,831                                                 240,831
    Vanguard GMA Fund . . . . . . .                           $  64,838                                    64,838
  Common stock:
    The Dial Corporation. . . . . .                                        $ 94,389                        94,389
    FINOVA Group Inc. . . . . . . .                                                  $ 8,414                8,414
    Viad Corp . . . . . . . . . . .                                                             $99,469    99,469
  Contributions receivable. . . . .        729        199           162         154                         1,244
                                     ---------  ---------     ---------    --------  -------    -------  --------

NET ASSETS AVAILABLE
  FOR BENEFITS. . . . . . . . . . .  $ 419,651  $ 241,030     $  65,000     $94,543  $ 8,414    $99,469  $928,107
                                     =========  =========     =========     =======  =======    =======  ========

4.          FUND  INFORMATION

Employee pre-tax contributions, employee after-tax contributions, dividend income, net appreciation (depreciation) in fair value of investments, benefits paid to participants and transfer of assets are as follows for the years ended
December  31,  1997,    1996  and  1995:




Employee pre-tax contributions: . . . . . . .     1997      1996       1995
                                               --------  ---------  ----------
 Vanguard Windsor II Fund . . . . . . . . . .  $  4,370  $ 25,898   $  107,062
 T. Rowe Price Stable Value Fund. . . . . . .    12,268    25,397       54,576
 Vanguard GMA Fund. . . . . . . . . . . . . .     1,548     7,785       30,855
 The Dial Corp Common Stock Fund. . . . . . .         -    22,528       87,039
 The Dial Corporation Common Stock Fund . . .     1,756     1,821            -
 Viad Corp Common Stock Fund. . . . . . . . .         -       234            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $ 19,942  $ 83,663   $  279,532
                                               ========  =========  ==========

Employee after-tax contributions:
 Vanguard Windsor II Fund . . . . . . . . . .  $     93  $  4,869   $    6,440
 T. Rowe Price Stable Value Fund. . . . . . .         -       219        3,468
 Vanguard GMA Fund. . . . . . . . . . . . . .         -       438        2,272
 The Dial Corp Common Stock Fund. . . . . . .         -     1,179        4,651
 The Dial Corporation Common Stock Fund . . .        23       499            -
 Viad Corp Common Stock Fund. . . . . . . . .         -        44            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $    116  $  7,248   $   16,831
                                               ========  =========  ==========

Dividend income:
 Vanguard Windsor II Fund . . . . . . . . . .  $ 36,437  $ 29,940   $   25,861
 Vanguard GMA Fund. . . . . . . . . . . . . .     3,656     5,573       10,465
 The Dial Corp Common Stock Fund. . . . . . .         -     4,444       10,767
 The Dial Corporation Common Stock Fund . . .     1,959       615            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .       126       224          454
 Viad Corp Common Stock Fund. . . . . . . . .     1,815       615            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $ 43,993  $ 41,411   $   47,547
                                               ========  =========  ==========

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Windsor II Fund . . . . . . . . . .  $ 93,061  $ 52,781   $   65,435
 Vanguard GMA Fund. . . . . . . . . . . . . .       862    (2,268)       5,703
 The Dial Corp Common Stock Fund. . . . . . .         -   (61,806)      67,962
 The Dial Corporation Common Stock Fund . . .    35,824    29,406            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .     4,206     2,814        4,521
 Viad Corp Common Stock Fund. . . . . . . . .    15,900    37,748            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $149,853  $ 58,675   $  143,621
                                               ========  =========  ==========

Benefits paid to participants:
 Vanguard Windsor II Fund . . . . . . . . . .  $ 29,584  $ 57,631   $   43,354
 T. Rowe Price Stable Value Fund. . . . . . .    36,548    41,593       72,185
 Vanguard GMA Fund. . . . . . . . . . . . . .    24,341    19,476        1,712
 The Dial Corp Common Stock Fund. . . . . . .         -    88,168       45,631
 The Dial Corporation Common Stock Fund . . .     8,416    20,438            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .       771     7,500          340
 Viad Corp Common Stock Fund. . . . . . . . .     8,777    22,130            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $108,437  $256,936   $  163,222
                                               ========  =========  ==========

Transfer of assets:
 Vanguard Windsor II Fund . . . . . . . . . .  $147,055  $  3,866   $  526,192
 T. Rowe Price Stable Value Fund. . . . . . .   167,150     3,803      207,113
 Vanguard GMA Fund. . . . . . . . . . . . . .    22,822         -      131,545
 The Dial Corp Common Stock Fund. . . . . . .         -         -      275,367
 The Dial Corporation Common Stock Fund . . .    19,692         -            -
 FINOVA Group Inc. Common
   Stock Fund . . . . . . . . . . . . . . . .     3,022         -       11,687
 Viad Corp Common Stock Fund. . . . . . . . .    12,875         -            -
                                               --------  ---------  ----------
    Total . . . . . . . . . . . . . . . . . .  $372,616  $  7,669   $1,151,904
                                               ========  =========  ==========



5.          RELATED  PARTY  TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.          FEDERAL  INCOME  TAX  STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


THE  DIAL  CORPORATION
401(K)  PLAN

SUPPLEMENTAL  SCHEDULE
DECEMBER  31,  1997
-------------------

ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES



       COLUMN B . . . . . . . .  COLUMN C                            COLUMN D   COLUMN E
-------------------------------  ----------------------------------  ---------  ---------
                                 Description of Investment
    Identity of Issue,. . . . .  Including Collateral, Rate of
 Borrower, Lessor or. . . . . .  Interest, Maturity Date,                       Current
     Similar Party. . . . . . .  Par or Maturity Value               Cost        Value
-------------------------------  ----------------------------------  ---------  ---------

Vanguard Windsor II Fund. . . .  Mutual Fund (13,618 shares)         $ 255,351  $ 389,733
T. Rowe Price Stable Value Fund  GIC Fund (52,375 shares)               52,375     52,375
Vanguard GMA Fund . . . . . . .  Mutual Fund (2,297 shares)             23,453     23,958
The Dial Corporation. . . . . .  Common Stock (5,117 shares)            56,720    106,487
FINOVA Group Inc. . . . . . . .  Common Stock (178 shares)               1,329      8,828
Viad Corp . . . . . . . . . . .  Common Stock (4,811 shares)            54,107     92,911
                                                                     ---------  ---------

   Total. . . . . . . . . . . .  Total assets held for investment
                                 purposes                            $ 443,335  $ 674,292
                                                                     =========  =========



THE  DIAL  CORPORATION
401(K)  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1997

ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS



    COLUMN A . . . . . .  COLUMN B     COLUMN C    COLUMN D   COLUMN G   COLUMN H    COLUMN I
      IDENTITY . . . . .  DESCRIPTION  PURCHASE    SELLING    COST OF    CURRENT
          OF . . . . . .  OF           PRICE       PRICE      ASSET      VALUE OF     NET
       PARTY . . . . . .  ASSET                                          ASSET ON     GAIN
     INVOLVED. . . . . .                                                 TRANSACTION   OR
                                                                           DATE      (LOSS)

SINGLE TRANSACTIONS

Vanguard Windsor II Fund  Mutual fund              $147,055   $ 86,981   $147,055    $60,074

T. Rowe Price
  Stable Value fund       GIC Fund                  167,150    167,150    167,150

SERIES OF TRANSACTIONS

Vanguard Windsor II Fund  Mutual Fund  $ 54,388                 54,388     54,388

Vanguard Windsor II Fund  Mutual Fund               176,639    106,781    176,639     69,858

Vanguard GMA Fund. . . .  Mutual Fund     5,422                  5,422      5,422

Vanguard GMA Fund. . . .  Mutual Fund                47,163     46,235     47,163        928

T. Rowe Price
  Stable Value fund. . .  GIC Fund       25,908                 25,908     25,908

T. Rowe Price
  Stable Value fund. . .  GIC Fund                  214,365    214,365    214,365






NOTE:     REPORTABLE TRANSACTIONS ARE THOSE TRANSACTIONS WHICH EITHER SINGULARLY
OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.